

Mail Stop 3720

August 31, 2017

Ian Jacobs
Chief Executive Officer
Lola One Acquisition Corporation
2255 Glades Road, Suite 324A
Boca Raton, Florida 33431

> **Re: Lola One Acquisition Corporation
> Registration Statement on Form 10
> Filed June 27, 2017
> File No. 000-55804**

Dear Mr. Jacobs:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Terry French for
>
> Larry Spirgel
> Assistant Director
> AD Office 11 – Telecommunications

cc: Melanie Figueroa, Esq.